SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             Accesspoint Corporation
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    00432T104
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                                 (CUSIP Number)

                                Tom M. Djokovich
                               23332 Vista Carillo
                         Laguna Niguel, California 92677
                                 (949) 852-8526
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 00432T104
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Tom M. Djokovich
            Tamara A. Djokovich**

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        Tom M. Djokovich:            3,605,257***
                        Tamara A. Djokovich:         0***
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Tom M. Djokovich:            3,605,257***
  OWNED BY              Tamara A. Djokovich:         0***
   EACH                 ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON
   WITH                 Tom M. Djokovich:            0***
                        Tamara A. Djokovich:         0***
                        ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Tom M. Djokovich:            3,605,257***
                        Tamara A. Djokovich:         None***
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


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Tom M. Djokovich:             5,732,802**
      Tamara A. Djokovich:          5,732,802**

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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.80**

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14    TYPE OF REPORTING PERSON*

         IN

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* The reporting persons were a member of a reporting group which filed a
Schedule 13D on May 25, 2000. This Schedule 13D amends the previous filing to the extent applicable to the instant reporting persons.

** Tamara A. Djokovich and Tom M. Djokovich are spouses. Tamara Djokovich, who was a director and treasurer of the issuer until December 17, 2001, has never owned shares of the issuer except for such ownership interest which may exist pursuant to the community property laws of the state of California.

*** Does not include a total of 120,000 shares owned by the minor children of the reporting persons, which children reside with the reporting person.


CUSIP No. 00432T104

                                  SCHEDULE 13D/A
Item 1. Security and Issuer

Common Stock, $.001 par value per share

      Accesspoint Corporation
      38 Executive Park
      Suite 350
      Irvine, California 92614

Item 2. Identity and Background.

(a)      Tom M. Djokovich
         Tamara A. Djokovich

         Tom M. Djokovich and Tamara A. Djokovich are married and report as spouses.

(b)      Tom M. Djokovich
         Tamara A. Djokovich
         23332 Vista Carillo
         Laguna Niguel, California 92677


(c) Tom M. Djokovich is the Chief Executive Officer of Accesspoint Corporation. The principal business address of Accesspoint Corporation is 38 Executive Park, Suite 350, Irvine, California 92614.

Tamara A. Djokovich was formerly employed by the City of Santa Ana as an attorney. The principal business address of the City of Santa Ana is, 20 Civic Center Plaza, Santa Ana, California 92702. Tamara A. Djokovich is a homemaker who is not currently otherwise employed.

(d) No person reporting hereunder was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No person reporting hereunder was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     In conjunction with, and as partial inducement for, a loan of up to $5,000,000.00 by Net Integrated Systems, Inc. to the Issuer, Tom M. Djokovich transferred 3,605,256 shares of common voting stock of the Issuer to Net Integrated Systems, Inc., and granted an irrevocable voting proxy for collective voting power over another 3,605,257 shares of common voting stock of the Issuer. The above transactions were made along with two other shareholders of the Issuer, Access Holdings Limited Partnership and Alfred Urcuyo, to cause the collective transfer of 4,486,795 shares of common voting stock of the Issuer to Net Integrated Systems, Inc., and collective grant of irrevocable voting proxies for collective voting power over another 7,131,418 shares of common voting stock of the Issuer.

     Tom M. Djokovich also separately granted Net Integrated Systems, Inc. a stock option to purchase all or part of the shares subject to the irrevocable voting proxy. The stock option is exercisable at $2.00 per share. Tom M. Djokovich acquired his shares, and options exercisable for the issuance of shares, of the Issuer from his own funds, or as compensation for services, prior to the present transaction. No other cash consideration was paid for the shares.



     Item 4. Purpose of Transaction.

     The person reporting hereunder owns the securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, the then market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

     Other than as described herein, no person reporting hereunder has any plans or proposals which may result or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, other than to pose no objection to the acceptance by the Issuer of the resignations of Tamara Djokovich, James W. Bentley and Mark Deo as directors and the appointment of Marcia Allen, Christine E. Crocker, and Ronald J. Penna as directors by the remaining directors to fill the vacancies so created.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


     Item 5. Interest in Securities of the Issuer.

     (a)(b) The reporting persons beneficially own an aggregate of 5,732,802 shares of the Issuer's common voting stock, representing approximately 24.80% of the total shares of common voting stock deemed outstanding. Such shares of common voting stock include: (i) 3,605,257 shares of common voting stock subject to the irrevocable voting proxy and pledge agreement; (ii) another 120,000 shares of common voting stock owned by the minor children of the reporting persons as follows: Cameron Thomas Djokovich - 30,000 shares, Shane Thomas Djokovich - 30,000 shares, Cierra Ann Djokovich - 30,000 shares, and Kendra Ann

Djokovich - 30,000 shares; and (iii) 2,007,545 shares of common voting stock issuable upon the exercise of stock options. Of the 2,007,545 shares issuable upon exercise of stock options, 231,100 shares are issuable at an exercise price of $.37 per share and 1,776,455 shares are issuable at an exercise price of $.35 per share.

     The irrevocable voting proxies provide that Net Integrated Systems, Inc., as the holder of this Proxy, must obtain the prior written consent of a majority-in-interest of all of the proxy grantors, Tom M. Djokovich, Access Holdings Limited Partnership and Alfred Urcuyo, to vote or otherwise act in favor of or otherwise approve (a "yes" vote) the sale of assets, liquidation, bankruptcy, suspension of business, merger, reorganization or other disposition of the Issuer or its assets or business (or that of its subsidiaries), including materially changing the nature of business conducted by the Issuer or its subsidiaries, the issuance of additional shares of or equity ownership in the Issuer or its subsidiaries (or warrants or options or any other securities), any act which might cause dilution of the existing shares, of any class or series, of the Issuer or its subsidiaries, the amendment of the Articles of Incorporation or Bylaws of the Issuer or its subsidiaries, the payment, either directly or indirectly, of any fee, compensation, dividend, or distribution to Net Integrated Systems, Inc., or any of its officers, members, owners, principals, affiliates, agents or representatives, or the approval of any contract, transaction or arrangement involving any entity in which Net Integrated Systems, Inc., or any of its officers, members, owners, principals, affiliates, agents or representatives may have an interest.

     In connection with the stock option agreements and related transactions, Net Integrated Systems, Inc. entered into a rights and benefits agreement with a non-U.S. person affiliated with Tom M. Djokovich whereby Net Integrated Systems, Inc. assigned the right to receive fifty Percent (50%) of any profit received or gain realized from any sale by Net Integrated Systems, Inc. of shares of any securities of the Issuer or Processing Source International, Inc. then owned or thereafter acquired by Net Integrated Systems, Inc. pursuant to the exercise of any of the stock options granted by Tom M. Djokovich or by way of any other transfer from Tom M. Djokovich.

     (c) On November 6, 2001 Tom M. Djokovich transferred options for the purchase of 50,000 shares of common voting stock of the Issuer to Louie Ucciferri and options for the purchase of 25,000 shares of common voting stock of the Issuer to Mark Deo. The transfers were made in consideration of services provided to the Issuer; the reporting persons received no payment for the transfers. Except with respect to all of the above transfers and acquisitions of shares, grants of pledges, options and voting rights as referred to herein, there have been no other transactions in the Issuer's securities effected by any person reporting hereunder during the preceding 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The above transfers and grants of voting interests were made in conjunction with, and as partial inducement for, a loan of up to $5,000,000.00 by Net Integrated Systems, Inc. to the Issuer. Pursuant to the loan, the Issuer entered into a Revolving Line of Credit Secured Promissory Note ('Note") and a Secured Loan Agreement. The Note bears interest at the rate of six percent (6%) per annum for any credit extended thereunder. The Note is due upon the written demand of Net Integrated Systems, Inc, or December 14, 2005, or upon material default by Issuer thereunder, whichever shall first occur.

     As additional security for the Note, the above three shareholders also entered into separate Stock Pledge Agreements hereby they pledged a security interest in their shares of common voting stock of the Issuer. The same shares are also subject to the stock options and the irrevocable voting proxies. The Stock Pledge Agreements were to be enforced only upon the prior enforcement and exhaustion of remedies under the Secured Loan Agreement.

     Net Integrated Systems, Inc. also entered into management agreements for the term of 5 years with the Issuer and with the Issuer's wholly owned subsidiary, Processing Source International, Inc., which provide for the payment of management fees of $10,000.00 per month to Net Integrated Systems, Inc., which fees accrue and are only payable to the extent the Issuer or its subsidiary then have current operating profits reasonably sufficient to pay the fees. The Management Agreements also provide for the payment of a fee of $1,000,000.00 upon voluntary termination by the Issuer during the first year. The monthly management fees actually received by Net Integrated Systems, Inc. are credited against the voluntary termination fee. The Management Agreements may be terminated at any time for cause without the payment of the voluntary termination fee.

     The above three shareholders also separately granted Net Integrated Systems, Inc. a stock option to purchase all or part of the shares subject to the irrevocable voting proxy. The stock options are exercisable at $2.00 per share. The three shareholders may call the stock options after 18 months. If Net Integrated Systems, Inc. does not exercise the stock option, the shares not subject to transfer on exercise are released from the stock option obligation. The stock options provide for equal exercise, share-for-share and dollar-for-dollar, against all shares of common voting stock of the Issuer in which Net Integrated Systems, Inc. was granted an option by Tom M. Djokovich, The Access Holdings Limited Partnership, and Alfred Urcuyo.


     The Issuer pledged all of its assets as collateral of the loan pursuant to the terms of the Secured Loan Agreement. However, the parties agreed that the first resource for payment of the Note would be from the exercise proceeds potentially available to the Issuer under the stock option agreements granted by Tom M. Djokovich, Access Holdings Limited Partnership and Alfred Urcuyo and that Net Integrated Systems, Inc. would exercise its options under the stock option agreements as a first and primary source of repayment of the Note. The exercise price upon exercise on a default under the Note is then at the lesser of $2.00 per share or the then quoted price of shares of common voting stock of the Issuer. In accordance with the terms of the subject stock option agreements, the grantors thereunder are afforded the opportunity to elect to direct the exercise proceeds to the Issuer to be used to repay the Note. If the grantors elect not to direct proceeds to the Issuer to repay the Note, Net Integrated Systems, Inc. may then enforce its other remedies under the Secured Loan Agreement against the pledged assets of the Issuer.

     Item 7. Material to be Filed as Exhibits

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     Exhibit Number                     Description
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     10.1.             Stock Transfer Letter of Tom M. Djokovich
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     10.2.             Stock Option Agreement of Tom M. Djokovich
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     10.3.             First Amendment to Stock Option Agreement of
                       Tom M. Djokovich
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     10.4.             Stock Pledge Agreement of Tom M. Djokovich
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     10.5.             Irrevocable Voting Proxy of Tom M. Djokovich
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     10.6.             Rights and Benefits Assignment Agreement
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     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information as set forth in this statement is true, complete and correct.

     Dated: December 29, 2001               /s/ TOM M. DJOKOVICH
                                            -----------------------------
                                            Tom M. Djokovich



     Dated: December 29, 2001               /s/ TAMARA A. DJOKOVICH
                                            -----------------------------
                                            Tamara A. Djokovich



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